Exhibit 99.1

uniQure Announces Changes in Management Team

Amsterdam, the Netherlands, April 9, 2014 — uniQure N.V. (Nasdaq: QURE), a leader in human gene therapy, today announced the appointment of Eric Goossens as its new Chief Operating Officer with a primary responsibility for manufacturing and project management. Mr. Goossens has a 15-year track record of management and leadership in technology-based companies, including the biopharmaceutical industry, with particular experience in the oversight of operations and site management. In addition, uniQure welcomed Deya Corzo, M.D., in the position of Vice President, Medical Affairs for the United States as of April 1, 2014.

“uniQure welcomes both Eric and Deya, who bring years of strong operational and specific medical affairs expertise relevant for a company ready to see its first pharmaceutical product launched to market,” said Jörn Aldag, Chief Executive Officer.

The company announced the departure of Piers Morgan, current Chief Financial Officer, as of May 20, 2014, when he returns to the UK to pursue other interests. uniQure has initiated the search for a new Chief Financial Officer. Mr. Aldag commented: “Piers has been an integral part of uniQure’s development for the past 5 years. His support and expertise have been invaluable to the company, ultimately resulting in this year’s successful IPO. We wish him success in his new endeavors.”

Eric Goossens joins uniQure from Dätwyler Pharma Packaging Belgium N.V. where he spent three years as Site Director responsible for the Belgium and Germany sites. Prior to this, he held leadership positions in operations at Sekisui S-LEC Europe B.V., where he was responsible for the Film Plant Operations and Supply Chain. From 2002 to 2006 he was Project Manager and Director Production Operations at Centocor B.V. where he played an important role in a major site expansion, building a new biopharmaceutical production facility. Mr. Goossens holds a Master’s degree in Chemistry from the University of Utrecht, the Netherlands, as well as a Master of Engineering from the University of Twente, the Netherlands. His educational background includes international executive leadership programs at the business schools of INSEAD and IMD.

Deya Corzo was the Senior Medical Director at Genzyme from 2001 until 2008, where she played an instrumental role in the development, approval and launch of Myozyme® and Lymizyme®, both treatments for Pompe disease, acquiring great knowledge in the rare disease field. Subsequently, she worked in the same position for Millennium, where she developed and implemented strategies for the life cycle management of the first-in-class oncology drug Velcade®, as well as at Celgene, where from 2012 to 2014 she was Executive Director, Medical Affairs / Oncology. A medical doctor by training, Ms. Corzo has previously worked as both pediatrician and geneticist. At uniQure, she will be the medical expert for Glybera, leading the development and implementation of global clinical development strategies and plans for Glybera and medical affairs support in the US. Ms. Corzo will report to Christian Meyer, CMO.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates, the risk of delay or failure to successfully commercialize or obtain further regulatory approval of

Glybera, and the risk that our collaborations with Chiesi or our other collaboration partners will not continue or will not be successful. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s prospectus filed with the Securities and Exchange Commission dated February 5, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 566 8014

Main: +31 20 566 7394

IR@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com